UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Sanuwave Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

80303D107
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 2 Calle Candina, #1701 San Juan, Puerto Rico, 00907 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

472,022,067

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

472,022,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

472,022,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.70%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

418,022,067

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

418,022,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,022,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.84%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

472,022,067

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

472,022,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

472,022,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.70%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

2,250,000

8.	SHARED VOTING POWER

472,022,067

9.	SOLE DISPOSITIVE POWER

2,250,000

10.	SHARED DISPOSITIVE POWER

472,022,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

474,272,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.86%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

36,942,806

8.	SHARED VOTING POWER

418,022,067

9.	SOLE DISPOSITIVE POWER

36,942,806

10.	SHARED DISPOSITIVE POWER

418,022,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

454,964,873

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.48%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

Item 1.	Security and Issuer.

The name of the issuer is Sanuwave Health, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 11495 Valley View Road, Eden Prairie, Minnesota, 55344. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D amendment is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company (“Manchester”), Manchester Explorer, L.P., a Delaware limited partnership (the “Explorer”), Manchester Management Company, LLC, a Delaware limited liability company (the “GP”), James E. Besser (“Besser”), a United States citizen and Morgan C. Frank (“Frank”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.

(c)	Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and the GP is the general partner of Explorer. The principal business of Explorer is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares for each of Besser and Frank came from their personal funds and from the working capital of Explorer and other private funds managed by the GP, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares for investment and are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the Shares resulting from an agreement between the Issuer and the Reporting Persons to remove beneficial ownership blocker provisions of notes and warrants of the Issuer beneficially owned by the Reporting Persons, as reported on Table II of the Form 4 filed by the Reporting Persons on November 21, 2023, which is incorporated herein by reference (the “Derivatives”) and as further described in Item 6.

On August 5, 2022, Morgan C. Frank was appointed to the board of directors of the Issuer to serve as Chair.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Besser:

As of the date hereof, Besser may be deemed to be the beneficial owner of

474,272,067 Shares, constituting 33.86% of the Shares*.

Besser has the sole power to vote or direct the vote of 2,250,000 Shares; has the shared power to vote or direct the vote of 472,022,067 Shares; has the sole power to dispose or direct the disposition of 2,250,000 Shares; and has the shared power to dispose or direct the disposition of 472,022,067 Shares.

Frank:

As of the date hereof, Frank may be deemed to be the beneficial owner of

454,964,873 Shares, constituting 32.48% of the Shares*.

Frank has the sole power to vote or direct the vote of 36,942,806 Shares; has the shared power to vote or direct the vote of 418,022,067 Shares; has the sole power to dispose or direct the disposition of 36,942,806 Shares; and has the shared power to dispose or direct the disposition of 418,022,067 Shares.

Manchester and GP:

As of the date hereof, Manchester and the GP may be deemed to be the beneficial owner of 472,022,067 Shares, constituting 33.70% of the Shares*.

Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 472,022,067 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 472,022,067 Shares.

Explorer:

As of the date hereof, Explorer may be deemed to be the beneficial owner of

418,022,067 Shares, constituting 29.84% of the Shares*.

Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 418,022,067 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 418,022,067 Shares.

Excluding the transactions described in Item 6, the Reporting Persons have not transacted in shares of the Issuer within the previous 60 days.

*The outstanding Shares figure reflects 1,400,639,885 Shares, which is comprised of two components: (i) 1,026,078,464 Shares outstanding as reported in the Issuer’s 10-Q filed by the Issuer on November 9, 2023; and (ii) 374,561,421 Shares of the Issuer that the Reporting Persons may acquire on conversion, exercise or exchange of the Derivatives, as further described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to Item 6 of the Schedule 13D amendment, submitted on November 22, 2023 except for the following:

On December 30, 2023, certain of the Reporting Persons entered into a Securities Purchase Agreement (the “December 2023 Purchase Agreement”) with the Issuer. The December 2023 Purchase Agreement provided for a private placement of (i) Future Advance Convertible Promissory Notes (the “December 2023 Note”); (ii) warrants to purchase Shares with an exercise price of $0.067 per share (the “.067 Warrant”) and (iii) warrants to purchase Shares with an exercise price of $.04 per shares (the “.04 Warrant” and collectively with the .067 Warrant, the “December 2023 Warrants”). The December 2023 Note and the December 2023 Warrants are not currently exercisable and will only be exercisable at such time as the Issuer’s authorized and unissued Shares are at a number sufficient to permit the exercise or conversion of all outstanding securities exercisable for, or convertible into, Shares. The exercise price of the December 2023 Warrants is subject to adjustment, including if the Issuer issues or sells Shares or Share Equivalents (as defined in the December 2023 Warrants) for an effective consideration price less than the exercise price of the December 2023 Warrants or if the Issuer lists its Shares on The Nasdaq Capital Market and the average volume weighted average price of such Shares for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the exercise price of the December 2023 Warrants shall never be less than $0.01 per share. The December 2023 Warrants have a five-year term. The warrants described in Exhibit B are not currently exercisable into Shares until such time as the Issuer’s authorized and unissued Shares are at a number sufficient to permit the exercise of all warrants and the conversion or exercise of all other share equivalents. The December 2023 Warrants are subject to a 4.99% beneficial ownership limitation and are therefore not currently convertible, exercisable or exchangeable by the Reporting Persons for Shares of the Issuer. The foregoing description of the December 2023 Warrants does not purport to be complete and is subject to and qualified in its entirety by the full agreement to which the December 2023 Warrants related, which is substantially similar to the Common Stock Purchase Warrant included as Exhibit 4.2+ of the Issuer's S-1/A filed on September 29, 2023, which is incorporated by reference.

Pursuant to the December 2023 Note, the Issuer promised to pay the Reporting Persons in cash and/or in Shares, at a conversion price of $0.04, the principal as may be advanced in disbursements, and to pay interest at a rate of 15% per annum on any outstanding principal at the applicable interest rate from the date of the December 2023 Note until the December 2023 Note is accelerated, converted, redeemed or otherwise. The conversion price of the December 2023 Note is subject to adjustment, including if the Issuer issues or sells Shares for a price per share less than the conversion price of the December 2023 Note or if the Issuer lists its Shares on The Nasdaq Capital Market and the average volume weighted average price of such Shares for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the conversion price shall never by less than $0.01. The December 2023 Note is subject to a 4.99% beneficial ownership limitation and is therefore not currently convertible, exercisable or exchangeable by the Reporting Persons for Shares of the Issuer. The foregoing description of the December 2023 Note does not purport to be complete and is subject to and qualified in its entirety by the full agreement to which the notes related, which is substantially similar to the Future Advance Convertible Promissory Note included as Exhibit 4.1+ of the Issuer’s S-1/A filed on September 29, 2023, which is incorporated by reference.

In addition, in connection with the December 2023 Purchase Agreement, certain of the Reporting Persons entered into (i) a security agreement in favor of such Reporting Persons to secure the Issuer’s obligation under the December 2023 Note, (ii) a subordination agreement pursuant to which the rights of such Reporting Persons under the December 2023 Note are subordinate to the rights of certain other lenders and (iii) a registration rights agreement, pursuant to which the Issuer agreed to file a registration statement with the SEC no later than sixty (60) days following the closing date of the December 2023 Purchase Agreement to register the resale of the number of the Shares issuable upon conversion of the December 2023 Note and exercise of the December 2023 Warrants issued pursuant to the December 2023 Purchase Agreement and to cause the registration to become effective within one-hundred eighty (180) days following the closing date of the December 2023 Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2024
(Date)

MANCHESTER EXPLORER, L.P.*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated January 3, 2024, relating to the Common Stock, par value $0.001, of Sanuwave Health, Inc. shall be filed on behalf of the undersigned.

January 3, 2024
(Date)

MANCHESTER EXPLORER, L.P.*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

12/30/2023	Future Advance Convertible Promissory Note	(1)(2)		(1)
12/30/2023	Warrants to purchase Common Stock, par value $0.001	2,500,000(2)		$0.067
12/30/2023	Warrants to purchase Common Stock, par value $0.001	2,500,000(2)		$0.04

(1) The Reporting Persons are entitled to a number of shares of Common Stock by dividing (x) the sum of (A) the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and (B) accrued and unpaid interest with respect to such principal, and (y) $0.04. The foregoing description of the Future Advance Convertible Promissory Note does not purport to be complete and is subject to and qualified in its entirety by the full agreement to which the notes related, which is substantially similar to the Future Advance Convertible Promissory Note included as Exhibit 4.1+ of the Issuer’s S-1/A filed on September 29, 2023, which is incorporated by reference.

(2) Notwithstanding the number of securities reported herein, as described in Item 6 the derivative instrument is subject to a 4.99% beneficial ownership limitation and is therefore not currently convertible, exercisable or exchangeable by the Reporting Persons for Shares of the Issuer.

The Form 4 filed by Reporting Persons on January 3, 2024 is incorporated herein by reference.